Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Filer: SanDisk Corporation

Commission File No.: 000-26734

Subject Company: SanDisk Corporation

The following press release was issued by SanDisk Corporation (“SanDisk”) on February 29, 2016.

NEWS RELEASE

SanDisk Corporation

951 SanDisk Drive

Milpitas, CA 95035-7932

Phone: 408-801-1000

Leading Independent Proxy Advisory Firm ISS Recommends SanDisk
Stockholders Vote FOR the Merger with Western Digital Corporation

MILPITAS, Calif., February 29, 2016 — SanDisk Corporation (NASDAQ: SNDK), a global leader in flash storage solutions, announced that Institutional Shareholder Services, ISS, an independent proxy advisory research firm, has recommended in a report released today that stockholders of SanDisk vote FOR the proposal to approve the adoption of the Agreement and Plan of Merger with Western Digital Corporation (NASDAQ: WDC), at a Special Meeting of Stockholders to be held on March 15, 2016.

ISS is widely recognized as a leading independent proxy voting and corporate governance advisory firm.  Its analysis and recommendations are relied upon by many major institutional investment firms, mutual funds and fiduciaries.

“We are pleased that ISS supports our Board of Directors’ recommendation that stockholders vote for the acquisition, which underscores our belief that this combination provides excellent value for our stockholders and creates a strong partner for our customers,” said Sanjay Mehrotra, president and chief executive officer of SanDisk.  “Joining forces with Western Digital will enable the combined company to offer the broadest portfolio of industry-leading, innovative storage solutions to customers across a wide range of markets and applications.”

In its recommendation of the proposal to adopt the resolution FOR the proposed merger, ISS stated:

“A vote FOR the proposed merger is warranted given the strategic rationale, the fact that the substantial cash portion of the consideration has helped to preserve value for shareholders despite the broader sector decline, and the still-significant premium to the unaffected stock price.”

The SanDisk Board of Directors urges SanDisk stockholders to vote “FOR” the three proposals being presented to stockholders, including the proposal to approve the adoption of the Agreement and Plan of Merger with Western Digital.

The Special Meeting of Stockholders of SanDisk Corporation will be held at SanDisk’s corporate headquarters, 951 SanDisk Drive, Milpitas, CA 95035, at 8:00 a.m., local time, on March 15, 2016.  Stockholders of record as of the close of business on February 3, 2016 are entitled to vote at the Special Meeting.  Stockholders with questions about the transaction or how to vote their shares may contact the Company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-825-8772.

About SanDisk

SanDisk Corporation (NASDAQ: SNDK), a Fortune 500 and S&P 500 company, is a global leader in flash storage solutions. For more than 25 years, SanDisk has expanded the possibilities of storage, providing trusted and innovative products that have transformed the electronics industry. Today, SanDisk’s quality, state-of-the-art solutions are at the heart of many of the world’s largest data centers, and embedded in advanced smart phones, tablets and PCs.   SanDisk’s consumer products are available at hundreds of thousands of retail stores worldwide.  For more information, visit www.sandisk.com.

© 2016 SanDisk Corporation. All rights reserved. SanDisk and the SanDisk logo are trademarks of SanDisk Corporation, registered in the United States and other countries. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).

Forward-Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based on SanDisk’s current expectations, estimates and projections about the proposed merger, its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.  Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approvals for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger; (7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments.  These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger.  The forward-looking statements in this document speak only as of the date of the particular statement.  Neither SanDisk nor Western Digital undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in SanDisk’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2016, and its quarterly reports filed on Form 10-Q for fiscal year 2015, and Western Digital’s overall business and financial condition, including those more fully described in Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015 and its quarterly reports filed on Form 10-Q for the current fiscal year.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed transaction will be submitted to the stockholders of each of SanDisk and Western Digital.  Western Digital filed with the SEC a Registration Statement on Form S-4 which includes a joint proxy statement/prospectus of SanDisk and Western Digital.  The Registration Statement on Form S-4 was declared effective on February 5, 2016.  Each of SanDisk and Western Digital are providing the joint proxy statement/prospectus to their respective stockholders.  SanDisk and Western Digital also plan to file other documents with the SEC regarding the proposed merger.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov).  In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.  Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.westerndigital.com.

Participants in the Solicitation

SanDisk, Western Digital, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SanDisk and Western Digital stockholders in connection with the proposed merger.  You can find more detailed information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015.  You can find more detailed information about Western Digital’s executive officers and directors in its definitive proxy statement filed with the SEC on September 23, 2015.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger is set forth in the above-referenced joint proxy statement/prospectus.  Additional information about SanDisk’s executive officers and directors and Western Digital’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4.

Investor Contacts:

Jay Iyer, 408-801-2067

jay.iyer@sandisk.com

Brendan Lahiff, 408-801-1732

brendan.lahiff@sandisk.com

Media Contact:

Carol Kurimsky, 408-801-1390

carol.kurimsky@sandisk.com

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